RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Second Quarter Ended June 30, 2012

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – June 30, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated August 9, 2012, includes financial information from, and should be read in conjunction with, the condensed interim consolidated financial statements for the six months ended June 30, 2012. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2011 and the accompanying MD&A for the year ended December 31, 2011.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, Nevada and Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE-MKT Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS OF Q2 of 2012

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Property which has been the main focus of the Company’s exploration and development efforts since the discovery of the F2 Gold System in early 2008.

Development Highlights

Phoenix Gold Project development milestones achieved during the six months ended June 2012 included:

•
Commissioning of the 14 foot double drum hoisting plant was completed in the first quarter, including the headframe extension (15 m), new sheave deck, new backlegs, and a new dump.  New shaft guides were installed from surface to the 122 Level, along with new buckets and a new crosshead.

•
Lateral development of 242 metres (66 metres in the current quarter) was completed. The bulk of the lateral development was to establish access to mineralization on the 244 Level.  Other advancements included the completion of a drill station on the 244 Level.

•
The vertical component of the development was the completion of the waste pass from the 305 Level to the 122 Level.  The development of the 183 Level was started by accessing the area by an alimak raise.

•	The 337 Level loading pocket started progressed during this period with the development of the pocket completed, the refuge station and the installation of columns and beams to support the flask.

•	The shaft was deepened 30 metres in the three months ended June 30th and crews have established a new Level 366. It is anticipated that shaft sinking will continue over the balance of the year.

•	The mill foundation was drilled and ready for blasting, to level the area for the structure.

•	The contents of the old mill were removed, in preparation for the engineering design for the water treatment plant.

•	The mill building shell was ordered, with expected completion at the end of 2012.

•	SAG and Ball Mills were ordered, with expected delivery by July 2013.

Exploration Highlights

Red Lake Exploration

Phoenix Gold Project

Drilling

The Company drilled a total of 44,695 metres on the F2 Gold System on the Phoenix Gold Project during the first six months of 2012. This drilling was a continuation of the program of infill drilling and exploration for extensions of the F2 Gold system commenced in October of 2011. The drilling was carried out utilizing up to two underground rigs on the 305 metre and 244 metre Levels and up to three surface rigs.  Initial indications are that this part of the program has been successful.  Remaining drilling will focus on expansion of the known limits of the F2 Gold System as well as testing of targets below 1,200 meters.

Details of drilling results are available in the Company’s news releases of March 29, 2012, May 14, 2012, July 16, 2012 and on the Company’s web site at www.rubiconminerals.com. Drilling is ongoing and complete assays remain pending. Gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,546 metres and remains open along strike and at depth.

Permitting

The Company’s Production Closure Plan was approved by the Ontario Ministry of Northern Development and Mines (“MNDM”) on December 2, 2011, and the remaining permits required for the projected production phase of the Phoenix Gold Project, as contemplated in the Preliminary Economic Assessment1 contained in the technical report filed on SEDAR on August 11, 2011 (the “PEA”), were received during the first quarter of 2012 as well as further testing of targets below 1,200 metres.

Aboriginal Consultations

Consultations are ongoing with the local First Nations and Métis communities.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company has carried out compilation programs on one or more of its Red Lake projects in 2012 to identify targets for future exploration programs.

Corporate Developments

On June 1, 2012, Mr. Michael Lalonde was appointed as the Company’s President and Chief Operating Officer.  Following a transition period of up to six months, Mr. Lalonde will assume the position of President and Chief Executive Officer of the Company and Dr. David Adamson, the Company’s current President and Chief Executive Officer, will assume the position of Chairman of the Board.  Mr. Lalonde is a mining engineer with over 25 years of experience developing gold mines in Canada and internationally.  Most recently Mr. Lalonde was Director of Underground Projects for Goldcorp and from 2008 to 2011 was General Manager of the Goldcorp’s Red Lake Gold Mine.  For further information on Mr. Lalonde’s appointment see the Company’s news release of April 30, 2012.

In early June, 2012, the Company was advised by Agnico-Eagle Mines Limited that they had disposed of a significant portion of their shareholdings of Rubicon in the public markets.

On July 30, 2012, Mr. Peter Rowlandson was appointed to the Board of Directors. Mr. Rowlandson is a mining engineer with over 30 years extensive and varied experience in the development and operation of gold mining operations in Ontario, Canada. His experience in the management of chiefly underground gold mining operations includes, amongst others, 12 years managing the Hemlo mining operations for Williams Operating Corporation (a Teck Corporation - Barrick Gold Corporation Joint Venture) and 3 years as General Manager – Timmins Division with Pamour (Giant Yellowknife Mines Ltd.).

Objectives for the Balance of 2012

The Company has been undertaking its previously announced 12-month, $83 million exploration and development program for the Phoenix Gold Project which was projected to be completed by September 30, 2012. Budget additions in May included: mill foundation work, fabrication of the mill building, additional mill engineering, down payments on the ball and SAG mills and additional diamond drilling. The program was revised in June 2012 to focus on the two most critical components in the construction schedule, the sinking of the Phoenix shaft and the construction of the mill.  In that regard, all underground drilling and lateral development has been temporarily halted to allow shaft sinking to the 610 metre level to continue at a faster pace and without interruption. Shaft sinking to the 610 metre level is now expected to be completed on or before the end of Q1-2013.

The program is designed to both maintain the Company on its critical path of development to support targeted possible production in Q1 of 2014 and also to optimize its current positive PEA2.

Operational

The Company's main exploration objective is to define sufficient additional indicated (or higher category) resources to support a minimum of three to five years of potential production at rates envisaged in the current PEA2. The current shaft is planned to be extended from 338 metres to 610 metres below surface to allow better access for development and exploration drilling.  The Company will be evaluating the cost/benefit of continuing to extend the shaft beyond a depth of 610 metres to better facilitate access to the sub 1,200 metre target area.

Drilling

As noted above, following the successful completion of its underground infill drilling programs, underground drilling has been halted to allow shaft sinking to the 610 metre level without interruption. Surface drilling, primarily targeting expansions to the existing gold deposit, is ongoing.

An important target area in this respect lies between 1,220 metres and 1,464 metres below surface where additional drilling is being carried out to establish whether the current average resource grade of 33.8 g/t gold is maintained when drill density is increased and when a larger area is tested.  It should be noted that, in determining the mining inventory in the current PEA (see PEA Caution below), our consultant elected to take a conservative mine planning approach in this area by applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modeled average grade of 33.8 g/t, thus reducing the total ounces on these levels. Recent results (see news release of July 16, 2012), taken as a whole, continue to demonstrate good geological continuity and gold grades.  Additional holes are planned in this target area.

PEA Optimization (see PEA Caution below)

The Company is currently undertaking the following studies as part of the optimization of its current economically positive PEA (see PEA Caution below):

•	evaluation of possible ramp access to examine the cost benefit of more mechanized mining techniques (in progress);

•	structural studies to aid in understanding mineralization controls and aid in future drill targeting (in progress);

•	a review of the ability to employ lower cost mining methods in parts of the deposit other than the currently planned captive cut and fill method (in progress); and

The Company expects to review internally the results of the above studies and the current drill program in Q4 of 2012.

The programs and budget described above are largely consistent with the recommendations laid out in the PEA (see PEA Caution below).

PEA Caution

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Qualified Persons and Quality Assurance

The 2012 exploration programs in Red Lake were supervised by and all data forming the basis for the technical exploration disclosures in this MD&A, except with regard to the third party prepared PEA, were verified by Richard Greenwood B.Sc.(Hons.), a Geoscientist-in-Training in accordance with the Association of Professional Geoscientists of Ontario, under the supervision of Terry Bursey, P.Geo., Manager Regional Exploration and Community Relations for Rubicon, a Qualified Person as defined in NI 43-101 and Matthew Wunder, P.Geo., Vice President of Exploration for Rubicon, a Qualified Person as defined in NI 43-101.

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including engineering studies and ongoing development, are supervised and verified by Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined in NI 43-101.

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

During 2011, West Kirkland Mining Inc. (“West Kirkland”) signed an option agreement over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years.  West Kirkland has announced initial results from its 2011 exploration program (see West Kirkland news release dated January 10, 2012) and has indicated that it expects to complete its first year commitment of US$2 million of exploration during this summer.

State of Alaska

The Company holds a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District of Alaska. Given its focus on the Phoenix Gold Project, the Company is currently seeking a partner to advance the exploration of the Alaska property.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”.

The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial preliminary economic assessment.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, dated March 27, 2012, for the year ended December 31, 2011, on file at www.sedar.com (the “AIF”).

OPERATING RESULTS

Six Months ended June 30, 2012 compared to the Six Months ended June 30, 2011

For the six months ended June 30, 2012, the Company had a net loss of $3,886,405 ($0.01 per share) compared to a net loss of $3,168,844 ($0.01 per share) in the  six months ended June 30, 2011, a decrease of $717,561.  During the six months ended June 30, 2012, the Company recorded other comprehensive income of $292,866 compared to other comprehensive loss (“OCI”) of $343,064 in the prior year comparative period.  Comprehensive loss (the total of net loss and other comprehensive income or loss) for the six months ended June 30, 2012 is $3,593,539 compared to comprehensive loss of $3,511,908 in the prior year comparative period, an increase in comprehensive loss of $81,631.

Significant changes in line items that caused a decrease in net loss were as follows:

•
Professional fees consisting of legal, tax, accounting and audit fees decreased by $238,850 during the current six month period as a result of a decreased need for external legal advice during the current year.

•	Salaries were higher by $511,465 due to increased staffing levels, benefits, and other related costs in the first six months of 2012.

•	Share-based compensation was increased by $1,181,823 as options issued in 2012 had a significantly higher Black Sholes calculated fair value than those issued in the comparative period.

•
Interest and other income for the six months ending June 30, 2012 was $874,056 compared to $192,565 for the six months ending June 30, 2012. The increase of $681,491 in interest income was the result of higher amounts on deposit, in the current year, following the February 2012, net $192 million financing.

•
Other comprehensive income for the six months ending June 30, 2012 was $292,866 compared to other comprehensive loss of $343,064 in the six months ended June 30, 2011. The increase in OCI is attributable to share price increases in the Company’s marketable as well as an increase in losses realized on sale of marketable securities and other investments reclassified to net income.

Three Months ended June 30, 2012 compared to the Three Months ended June 30, 2011

For the three months ended June 30, 2012, the Company had a net loss of $2,312,752 ($0.01 per share) compared to  net loss of $1,669,859 ($0.01 per share) in the three months ended June 30, 2011, an increase in net loss of $642,893.  During the quarter, the Company recorded other comprehensive loss of $59,148 compared to other comprehensive loss of $893,644 in the prior year’s comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive loss) for the quarter was $2,371,900 compared to comprehensive loss of $2,563,503 in the prior year comparative quarter, a decrease in comprehensive loss of $191,603.

Significant changes in line items were as follows:

•
Professional fees consisting of legal, tax, accounting and audit fees increased by $313,795 during the current quarter as a result of increased business activity in the Company and the resulting increase in the level of advice the Company required.  In the prior year, legal fees were unusually high in the first quarter resulting in an overall reduction in professional fees in the current six month period.

•	Stock based compensation was higher by $448,000 as options issued in the first half of 2012 had a significantly higher Black Sholes calculated fair value than those issued in the first half of 2011.

•	Interest and other income was higher by $554,509 in the current quarter due to higher amounts on deposit, in the current quarter, following the February 2012, net $192 million financing...

•
Other comprehensive loss for the quarter ending June 30, 2012 was $59,148 compared to $893,644 in Q2 2011. The decrease in other comprehensive loss was mainly attributable to the Company incurring less unrealized losses on marketable securities in the current quarter than in the prior year’s comparative quarter.

1 See PEA Caution on page 5

2 See PEA Caution on page 5

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to June 30, 2012
July 28, 2011 Agnico-Eagle Private Placement
•$70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	•$44 million had been expended, as committed, on the Phoenix Gold Project, to June 30, 2012. The Company expects to use the balance of the proceeds in future periods as previously disclosed.
February 29, 2012 Public Offering
•$192 million net proceeds. $181 million for development of Phoenix Gold project. $11 million was for exploration and general working capital.	•$19 million has been expended, as committed, on the Phoenix Gold Project, to June 30, 2012.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars for all quarters presented.

Quarter	2012 Second		2012 First		2011 Fourth		2011 Third		2011 Second		2011 First		2010 Fourth		2010 Third
	$		$		$		$		$		$		$		$
Interest and other income		632,063		241,993		149,181		135,730		77,554		115,011		135,845		135,290
Gain (loss) on sale of investments		(15,589)		(821)		(119,754)		(134,168)		(577)		(9,545)		59,231		18,792
Net loss		2,312,752		1,573,653		14,932,743		1,559,355		1,669,859		1,498,985		16,604,792		2,272,119
Basic and fully diluted net loss per share		0.01		0.01		0.06		0.01		0.01		0.01		0.08		0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarters of 2011 and 2010, property write-downs caused unusually large losses. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs.  These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $211 million at June 30, 2012 compared to $61.9 million at December 31, 2011.  Working capital increased in the current year by $149.1 million primarily due to the Company receiving net proceeds of $192 million pursuant to the bought deal equity financing described in more detail below. This increase is offset by expenditures incurred in the first six months of 2012.

Increases in property plant and equipment of $6.2 million and increases in exploration and evaluation assets of $34.3 million in the first six months of 2012 represent expenditures on surface assets and surface and underground exploration expenditures at the Phoenix Gold Project.  Significant projects undertaken during the period include completion of a new hoist and extension of the head frame, deepening of the existing shaft, and ongoing underground lateral development.

In February 2012, the Company received gross proceeds of $200.9 million from a public offering of 49,000,000 common shares of the Company at a price of $4.10 per share. Net proceeds after deducting commissions and share issue costs were $191.7 million and were credited to share capital.  Of these funds, approximately $181 million is expected to be used for development of the Phoenix Gold Project and the balance for exploration and general working capital.

CASH FLOWS

For the six months ended June 30, 2012, the Company had net cash inflows of $116,435,144 compared to net cash inflows of $9,314,889 in the six months ended June 30, 2011, a change of $ 107,120,255.  Primarily this is a reflection of the closing of the bought deal public financing noted above.

Operating Cash Flows – Six months ended June 30, 2012

Net cash used in operating activities of $1.8 million was lower than net cash used in operating activities in the prior comparative period of $2.4 million reflecting the decrease in cash used to finance non-cash working capital combined with a lower adjusted net loss in 2012.

Investing Activities – Six months ended June 30, 2012

The Company had a cash outflow of $74.3 million from investing activities compares to a cash inflow of $11.6 million in the prior comparative period a difference between periods of $85.9 million.  This difference is primarily a reflection of the purchases of new longer term T-Bills and GIC’s in the current period.  Current period outflows also included $27.2 million for mineral property expenses, $6.9 million in capital equipment expenditures and $4.2 million in restricted cash incurred to further exploration and development at the Company’s Phoenix Gold Project.

Financing Cash Flows – Six months ended June 30, 2012

Financing inflows of $192.6 million in first six months exceeded financing inflows of $152,540 in the comparative period by $192.4 million.  Financing inflows are made up of $191.8 million net proceeds received from the bought deal equity financing, and $0.8 million in proceeds received from the exercise of stock options.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 3(o) and 4 to the Annual Consolidated Financial Statements for the year ended December 31, 2011.  During 2011 and Q1 of 2012, the Company restricted its investments of excess cash to financial instruments of the governments of Canada and its provinces. During April of 2012, the Company expanded this policy to allow investments in highly rated financial instruments issued or guaranteed by the largest 5 Canadian banks with limitations on concentration of investments with any one bank.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 14 of the interim consolidated financial statements.

COMMITMENTS

At June 30, 2012, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Two Years		Total
	$		$		$
Lease, rental and contractual commitments		3,197,292		120,707		3,317,999

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  For the six months ended June 30, 2012, the Company incurred legal fees with this firm of $1,030,000 (June 30, 2011 - $707,549).  The fees are recorded within professional expenses and share issuance costs of the Company’s financial statements.  As at June 30, 2012, this law firm was owed $1,100,000 (December 31, 2011 - $1,417,406).  All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2011 annual consolidated financial statements.  The Company considers the following estimates to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges, valuation of share-based payments and provision for closure and reclamation among others.  Actual results could differ from those estimates.

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Future changes to IFRS as announced by the International Accounting Standards Board up to December 31, 2011 were discussed in the Company’s December 31, 2011 MD&A and will not be effective for the current year or will not have a significant effect in the Company’s financial reporting.

OUTSTANDING SHARE DATA

As at August 9, 2012, the Company had the following common shares and stock options outstanding:

Common shares	287,558,482
Stock options(1)	14,411,326
Fully diluted share capital	301,969,808

Note:
(1)                                                         Each option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.
There have been no changes in the  Company's  internal  control over  financial reporting during  the three months ended June 30, 2012, that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements").These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise except as required by applicable securities laws.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment (PEA) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to statements regarding the Company’s plans in respect of the development and construction of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities and the success of optimization studies. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in the AIF.

It is important to note that some of the information provided in this MD&A is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A on behalf of the Board of Directors.